

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 20, 2009

Mr. Kelly T. Hickel
Chairman and Chief Executive Officer
Spring Creek Capital Corp.
409 Brevard Avenue, Suite 7
Cocoa, Florida 32923

> **Re:** **Spring Creek Capital Corp.**
> **Item 4.01 Form 8-K**
> **Filed March 9, 2009**
> **File No. 000-53339**

Dear Mr. Hickel:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief